Exhibit 5.1

1701 Pennsylvania Avenue, N.W. Suite 200 Washington, D.C. 20006 Direct: 844-285-4263 ext. 758 Cell: (301) 910-2030 estern@culhanemeadows.com Ernest M. Stern Partner

October 31, 2023

Shorepower Technologies, Inc.

5291 NE Elam Young Pkwy.

Suite 160

Hillsboro, OR 97124

Attn: Jeff Kim

Re: Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as counsel for Shorepower Technologies, Inc., a Delaware corporation (the “Company”), in connection with the resale Registration Statement on Form S-1 (Registration Number 333-274184) as amended (the “Registration Statement”), relating to the registration under the Securities Act of 1933, as amended (the “Act”), of up to 25,817,272 (i) previously issued and outstanding shares of common stock of the Company, par value $.01 per share (the “Common Stock”), held by current shareholders of the Company (the “Selling Stockholders”) and (ii) the shares of Common Stock, all of which are authorized but heretofore unissued, to be offered and sold by the Company, issuable upon exercise of the warrants held by the Selling Stockholders (collectively, the “Warrants”) (the “Warrant Shares”). Unless otherwise indicated, capitalized terms used herein shall have the meanings ascribed thereto in the Registration Statement.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of the Company and others as to factual matters without having independently verified such factual matters. We are opining herein as to the General Corporation Law of the State of Delaware, and we express no opinion with respect to any other laws.

Based upon the foregoing and subject to the limitations, qualifications and assumptions set forth herein, we are of the opinion that:

1.	The shares of Common Stock held by the Selling Stockholders have been duly authorized and issued; and

2.	The Warrant Shares have been duly authorized and, if duly issued and sold against the payment therefor on the date hereof in accordance with the terms of the Warrants, would be validly issued, fully paid and nonassessable.

Our opinions are subject to: (i) the effect of bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors; and (ii) the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which a proceeding is brought. We express no opinion or confirmation as to federal or state securities laws, tax laws, antitrust or trade regulation laws, insolvency or fraudulent transfer laws, antifraud laws, compliance with fiduciary duty requirements, pension or employee benefit laws, FINRA rules or stock exchange rules (without limiting other laws excluded by customary practice).

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm in the Prospectus under the heading “Legal Matters.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

Culhane Meadows PLLC

/s/ Culhane Meadows PLLC